Exhibit 99.1
TELUS International reports first quarter 2024 results, delivering robust profitability and cash flow; reiterates full-year outlook

Vancouver, Canada – May 9, 2024 – TELUS International (NYSE and TSX: TIXT), a leading digital customer experience innovator that designs, builds, and delivers next-generation solutions, including artificial intelligence (AI) and content moderation, for global and disruptive brands, today released its results for the three-month period ended March 31, 2024. TELUS Corporation (TSX: T, NYSE: TU) is the controlling shareholder of TELUS International. All figures in this news release, and elsewhere in TELUS International disclosures, are in U.S. dollars, unless specified otherwise, and relate only to TELUS International results and measures.

“TELUS International delivered first quarter results in line with our expectations, amidst a backdrop of lingering macroeconomic pressures,” said Jeff Puritt, President and CEO of TELUS International. “At all levels and across all areas of our organization, we continue to focus on further establishing ourselves as the AI-fueled customer experience partner of choice by our clients, prospects and partners, as well as throughout the industry based on our differentiated end-to-end service offerings and expertise. With this objective in mind, we are starting to see the success of our efforts manifest through the client mandates we are winning, the continued evolution of our capabilities, the partnerships we are forming and the industry recognition we are receiving.”

Jeff continued, “We’re encouraged by the progression of our Fuel iX generative AI client engagements led by our WillowTree team. The momentum we are starting to establish is supported by the beta launch of Fuel iX Core and Fuel iX Apps, two new solution layers we introduced to the market in April as part of the product roadmap for our enterprise-grade AI engine. In the first quarter, our WillowTree sales team won deals with two well-established American financial services companies, including Inspira Financial, on the strength of our Fuel iX offering. The team also secured mandates with a multinational consumer credit reporting agency, an American biotechnology company, a movie theater chain that operates the second-largest theater circuit in the United States, and a global fashion house Coach, among other new clients. Our global TELUS International sales team won deals with several new clients in the quarter as well, including a multinational hospitality company and a Canada-based global e-commerce powerhouse, among others. We also expanded our scope of work with many of our long-tenured clients, including one of the largest global logistics providers, a leading ride-hailing services company and an American telecommunications and media conglomerate. Our momentum remains strong in AI Data Solutions, driven by the strength of our relationship with Google in particular, while we’re also working diligently on pilots and opportunities with many major foundational AI model developers. We also continue to be a beneficiary of steady growth with TELUS Corporation, our parent company and anchor client, including further ramp up within its TELUS Health business that we expect to continue throughout 2024.”

Jeff added: “Our global team also started the year with some well-deserved industry rankings, recognition and awards. This included a Leader ranking in Everest Group’s PEAK Matrix Assessment 2024 for Data Annotation and Labeling Solutions for AI and Machine Learning, and being named on The Global Outsourcing 100 list for the eighth consecutive year, placing us amongst the best providers for size and growth, customer references, awards and certifications, programs for innovation and corporate social responsibility. Also for the eighth year in a row, our company was recognized by the Business Intelligence Group, receiving a 2024 Excellence in Customer Service Award, for our team’s commitment and contribution to transforming customer experiences in today's digital economy.”

Gopi Chande, CFO said, “In the first quarter of 2024, TELUS International maintained a robust level of profitability and continued to generate strong cash flows, despite persistent macroeconomic pressures. In addition to meaningful global cost efficiency programs executed over the past nine months that provided solid foundation for our business at the start the year, we are on a continued path to recovery, with our results in the first quarter reflecting our global team’s focus on harvesting efficiency gains, while managing our expenses and capital expenditures carefully to drive strong cash flow.”

Gopi concluded: “Our outlook for 2024 is unchanged and remains prudent based on our view of client demand and our assumptions around the macroeconomic conditions in the near-term—we still expect to see demand starting to recover in the latter part of 2024. Our entire organization remains committed to delivering profitable growth, fueling investments in sales and marketing, along with ongoing technology innovation. Our balance sheet remains healthy and our leverage position is within our steady-state range, with strong cash flow generation to enable further debt repayment throughout the remainder of 2024.”

Provided below are financial and operating highlights that include certain non-GAAP measures and ratios. See the Non-GAAP section of this news release for a discussion on such measures and ratios. Beginning in the three-month period ended March 31, 2024, we no longer exclude share-based compensation expense, changes in business combination-related provisions, and the tax effects of these items, as applicable, in our presentation of Adjusted Net Income, Adjusted Basic and Diluted EPS, and Adjusted EBITDA. We believe this presentation is more indicative of underlying business performance, and better aligns the presentation of these non-GAAP financial measures and ratios with comparable measures and ratios of TELUS Corporation, our parent company. All comparative financial information herein has been restated to conform to the current period presentation.
Q1 2024 vs. Q1 2023 summary
▪Revenue of $657 million, a decrease of $29 million or 4% year-over-year on a reported basis and a decrease of 5% on a constant currency basis1, due to lower revenues from a leading social media client and a reduction in revenue in other industry verticals, notably in eCommerce and FinTech and Travel and Hospitality, reflecting macroeconomic conditions, which were partially offset by growth in services provided to existing clients, including TELUS Corporation and Google, as well as new clients added since the same period in the prior year; the first quarter revenue included a favorable impact of less than 1%, associated with the weakening U.S. dollar exchange rate against the euro.
▪Net income of $28 million and diluted EPS of $0.05, compared with net income of $14 million and diluted EPS of $0.05, respectively, in the same quarter of the prior year, reflecting other income arising from business combination-related provisions, lower share-based compensation, and lower salaries and benefits, partially offset by lower revenues, while diluted EPS were impacted by an increase in weighted average number of diluted equity shares outstanding during the period. Net income margin, calculated by dividing net income by revenue for the period, was 4.3%, compared with 2.0% for the same quarter in the prior year. Net income and diluted EPS include the impact of acquisition and integration charges, amortization of purchased intangible assets and interest accretion on written put options, among other items. Adjusted Net Income1, which excludes the impact of such items, was $65 million, compared with $63 million in the same quarter of the prior year, due to other income arising from business combination-related provisions and lower share-based compensation expense, which were offset by a decline in revenue outpacing the decline in operating expenses.
▪Adjusted EBITDA1 was $153 million, an increase of 9% from $141 million in the same quarter of the prior year, primarily due to other income arising from business combination-related provisions and lower share-based compensation expense, which were partially offset by lower revenue. Adjusted EBITDA Margin1 was 23.3%, an improvement of 270 basis points from 20.6% in the same quarter of the prior year, due to the aforementioned factors, as well as changes in our revenue mix across industry verticals and geographic regions. Adjusted Diluted EPS1 was $0.22, compared with $0.23 in the same quarter of the prior year, due to an increase in weighted average number of diluted equity shares outstanding during the period.
▪Cash provided by operating activities was $126 million and Free Cash Flow1 was $107 million, with a year-over-year growth of 58% and 65%, respectively, primarily due to higher net inflows from working capital, which included higher cash receipts from TELUS Corporation, and lower income taxes paid, with these increases partially offset by lower operating profits and, in the case of Free Cash Flow, higher capital expenditures.
▪Net Debt to Adjusted EBITDA Leverage Ratio1 as per credit agreement was 2.9x as of March 31, 2024 compared with 2.8x as of December 31, 2023, but remained within our target steady-state range of 2-3x.
▪Team member count was 74,590 as of March 31, 2024, a decrease of 3% year-over-year, primarily reflecting team member reductions taken since the first quarter of the prior year, particularly in Europe to better align with demand volumes.
1 Revenue growth on a constant currency basis, Adjusted EBITDA Margin, Adjusted Diluted EPS and Net Debt to Adjusted EBITDA Leverage Ratio are non-GAAP ratios, while Adjusted Net Income, Adjusted EBITDA and Free Cash Flow are non-GAAP financial measures. See the Non-GAAP section of this news release.

A discussion of our results of operations is included in our Management’s Discussion and Analysis for the three-month period ended March 31, 2024, which is filed on SEDAR+ and as Exhibit 99.2 to our Form 6-K filed on EDGAR. Such materials and additional information are also provided at telusinternational.com/investors.

Outlook
For the full-year 2024, management continues to expect:

▪Revenue in the range of $2,790 to $2,850 million, representing growth of 3% to 5%
▪Adjusted EBITDA in the range of $623 to $643 million, representing growth of 7% to 10%, and Adjusted EBITDA Margin in the range of 22.3% to 22.6%
▪Adjusted Diluted EPS in the range of $0.93 to $0.98, representing growth of 7% to 13%

Q1 2024 investor call
TELUS International will host a conference call today, May 9, 2024 at 10:30 a.m. (ET) / 7:30 a.m. (PT), where management will review the first quarter results, followed by a question and answer session with pre-qualified analysts. A webcast of the conference call will be streamed live on the TELUS International Investor Relations website at: https://www.telusinternational.com/investors/news-events and a replay will also be available on the website following the conference call.

Non-GAAP
This news release includes non-GAAP financial information, with reconciliation to GAAP measures presented at the end of this news release. We report certain non-GAAP measures used in the management analysis of our performance, but these do not have standardized meanings under International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB). These non-GAAP financial measures and non-GAAP ratios may not be comparable to GAAP measures or ratios and may not be comparable to similarly titled non-GAAP financial measures or non-GAAP ratios reported by other companies, including those within our industry and TELUS Corporation, our controlling shareholder.

Adjusted EBITDA, Adjusted Net Income, Free Cash Flow, revenue on a constant currency basis, and Net Debt are non-GAAP financial measures, while Adjusted EBITDA Margin, Adjusted Diluted EPS, revenue growth on a constant currency basis and Net Debt to Adjusted EBITDA Leverage Ratio are non-GAAP ratios.

Beginning in the three-month period ended March 31, 2024, we no longer exclude share-based compensation expense, changes in business combination-related provisions, and the tax effects of these items, as applicable, in our presentation of Adjusted Net Income, Adjusted Basic and Diluted EPS, and Adjusted EBITDA. We believe this presentation is more indicative of underlying business performance, and better aligns the presentation of these non-GAAP financial measures and ratios with comparable measures and ratios of TELUS Corporation, our parent company. All comparative financial information herein has been restated to conform to the current period presentation.

Adjusted EBITDA is commonly used by our industry peers and provides a measure for investors to compare and evaluate our relative operating performance. We use it to assess our ability to service existing and new debt facilities, and to fund accretive growth opportunities and acquisition targets. In addition, certain financial debt covenants associated with our credit facility, including Net Debt to Adjusted EBITDA Leverage Ratio, are based on Adjusted EBITDA, which requires us to monitor this non-GAAP financial measure in connection with our financial covenants. Adjusted EBITDA should not be considered an alternative to net income in measuring our financial performance, and it should not be used as a replacement measure of current and future operating cash flows. However, we believe a financial measure that presents net income adjusted for these items provides a more consistent measure for management to evaluate period-over-period performance and would enable an investor to better evaluate our underlying business trends, our operational performance and overall business strategy.

We exclude items from Adjusted Net Income and Adjusted EBITDA, such as acquisition, integration and other, foreign exchange gains or losses and, additionally, with respect to Adjusted Net Income, the interest accretion on written put options, amortization of purchased intangible assets, and the related tax effect of these adjustments. Full reconciliations of Adjusted EBITDA and Adjusted Net Income to the comparable GAAP measures are included at the end of this news release.

We calculate Free Cash Flow by deducting capital expenditures from our cash provided by operating activities, as we believe capital expenditures are a necessary ongoing cost to maintain our existing productive capital assets and support our organic business operations. We use Free Cash Flow to evaluate the cash flows generated from our ongoing business operations that can be used to meet our financial obligations, service debt facilities, reinvest in our business, and to fund, in part, potential future acquisitions.

Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by consolidated revenue. We regularly monitor Adjusted EBITDA Margin to evaluate our operating performance compared to established budgets, operational goals and the performance of industry peers.

Adjusted Diluted EPS is used by management to assess the profitability of our business operations on a per share basis. We regularly monitor Adjusted Diluted EPS as it provides a more consistent measure for management and investors to evaluate our period-over-period operating performance, to better understand our ability to manage operating costs and to generate profits. Adjusted Diluted EPS is calculated by dividing Adjusted Net Income by the weighted average number of diluted equity shares outstanding during the period.

Revenue on a constant currency basis is used by management to assess revenue, the most directly comparable GAAP measure, excluding the effect of foreign currency fluctuations. Revenue on a constant currency basis is calculated as current period revenue translated using average foreign exchange rates in the comparable prior period.

Revenue growth on a constant currency basis is used by management to assess the growth of revenue, the most directly comparable GAAP measure, excluding the effect of foreign currency fluctuations. Revenue growth on a constant currency basis is calculated as current period revenue growth translated using average foreign exchange rates in the comparable prior period.

Net Debt to Adjusted EBITDA Leverage Ratio as per our credit agreement is calculated based on Net Debt and Adjusted EBITDA, both as per our credit agreement. We seek to maintain a Net Debt to Adjusted EBITDA Leverage Ratio in the range of 2-3x. We may deviate from our target Net Debt to Adjusted EBITDA Leverage Ratio as per our credit agreement to pursue acquisitions and other strategic opportunities that may require us to borrow additional funds and, additionally, our ability to maintain this targeted ratio depends on our ability to continue to grow our business, general economic conditions, industry trends and other factors.

We have not provided a quantitative reconciliation of our full-year 2024 outlook for Adjusted EBITDA Margin and Adjusted Diluted EPS to our full-year 2024 outlook for net income margin and diluted EPS because we are unable, without making unreasonable efforts, to calculate certain reconciling items with confidence, which could materially affect the computation of these financial ratios and measures.
Cautionary note regarding forward-looking statements
This news release contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim”, “anticipate”, “assume”, “believe”, “contemplate”, “continue”, “could”, “due”, “estimate”, “expect”, “goal”, “intend”, “may”, “objective”, “plan”, “predict”, “potential”, “positioned”, “seek”, “should”, “target”, “will”, “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements are based on our current expectations, estimates, forecasts and projections about our business and the industry in which we operate, and management's beliefs and assumptions, and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. We assume no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, uncertainties or otherwise, except as required by law.

Specifically, we made several assumptions underlying our financial outlook for the full-year 2024 results, including key assumptions in relation to: our ability to execute our growth strategy, including by expanding services offered to existing clients and attracting new clients; our ability to maintain our corporate culture and competitiveness of our service offerings; our ability to attract and retain talent; our ability to realize the benefits of our acquisition of WillowTree; the relative growth rate and size of our target industry verticals; our projected operating and capital expenditure requirements; and the impact of global conditions on our and our clients’ businesses, including a potential economic recession, inflation, rising interest rates, the Russia-Ukraine conflict and the variants arising from the COVID-19 pandemic. Our financial outlook provides management’s best judgement of how trends will impact the business and may not be appropriate for other purposes.

Risk factors that may cause actual results to differ materially from current expectations include, among other things:

▪We face intense competition from companies that offer services similar to ours.
▪Our business and financial results have been and could be adversely affected by a number of global conditions and the effects of these same conditions on our clients’ businesses and demand for our services.
▪Because the majority of our costs is fixed in the short-term, we may experience a delay in our ability to immediately adjust our cost structure in response to prolonged lower client demand.
▪Two clients account for a significant portion of our revenue and loss of or reduction in business from, or consolidation of, these or any other major clients could have a material adverse effect on our business, financial condition, financial performance and prospects.
▪Our ability to grow and maintain our profitability could be materially affected if changes in technology, including without limitation generative artificial intelligence (GenAI), and client expectations outpace our service offerings and the development of our internal tools and processes or if we are not able to meet the expectations of our clients.
▪Our growth prospects are dependent upon attracting and retaining enough qualified team members to support our operations and competition for talent is intense.
▪If we cannot maintain our unique culture as we grow, our services, financial performance and business may be harmed.
▪Our business could be adversely affected if we lose members of our senior management.
▪We could be unable to successfully identify, complete, integrate and realize the benefits of acquisitions, or manage the associated risks.
▪The unauthorized disclosure of sensitive or confidential client and customer data, through cyberattacks or otherwise, could expose us to protracted and costly litigation, damage to reputation and cause us to lose clients / revenue.
▪Our business may not develop in ways that we currently anticipate due to negative public reaction to offshore outsourcing, content moderation and proposed legislation, our use of artificial intelligence (AI) or otherwise.
▪Our policies, procedures and programs to safeguard the health, safety and security of our team members, particularly our content moderation team members, may not be adequate, which could adversely affect our ability to attract and retain team members and could result in increased costs, including due to claims against us.
▪Our business would be adversely affected if individuals providing data annotation services through TIAI’s crowdsourcing solutions were classified as employees (not as independent contractors).
▪The dual-class structure contained in our articles has the effect of concentrating voting control and the ability to influence corporate matters with TELUS.
▪TELUS will, for the foreseeable future, control the TELUS International Board.
▪The market price of our subordinate voting shares may be affected by low trading volume and the market pricing for our subordinate voting shares may decline as a result of future sales, or the perception of the likelihood of future sales, by us or our shareholders in the public market.

These risk factors, as well as other risk factors that may impact our business, financial condition and results of operation, are also described in our “Risk Factors” section of our Annual Report available on SEDAR+ and in “Item 3D—Risk Factors” of our Annual Report on Form 20-F filed on February 9, 2024 and available on EDGAR.

TELUS International (Cda) Inc.
Condensed Interim Consolidated Statements of Income
(unaudited)

	Three months
Periods ended March 31 (millions except earnings per share)	2024	2023
REVENUE	$657	$686

OPERATING EXPENSES
Salaries and benefits	416	428
Goods and services purchased	116	103
Share-based compensation	1	14
Acquisition, integration and other	7	16
Depreciation	34	33
Amortization of intangible assets	45	46
	619	640

OPERATING INCOME	38	46

OTHER EXPENSES (INCOME)
Changes in business combination-related provisions	(29)	—
Interest expense	35	33
Foreign exchange (gain) loss	(5)	1
INCOME BEFORE INCOME TAXES	37	12
Income tax expense (recovery)	9	(2)
NET INCOME	$28	$14

EARNINGS PER SHARE
Basic	$0.10	$0.05
Diluted	$0.05	$0.05

TOTAL WEIGHTED AVERAGE SHARES OUTSTANDING (millions)
Basic	274	273
Diluted	289	276

TELUS International (Cda) Inc.
Condensed Interim Consolidated Statements of Financial Position
(unaudited)

As at (millions)	March 31, 2024	December 31, 2023
ASSETS
Current assets
Cash and cash equivalents	$154	$127
Accounts receivable	471	498
Due from affiliated companies	47	62
Income and other taxes receivable	2	5
Prepaid and other assets	55	35
Current portion of derivative assets	17	16
	746	743
Non-current assets
Property, plant and equipment, net	500	517
Intangible assets, net	1,501	1,546
Goodwill	1,951	1,963
Derivative assets	4	—
Deferred income taxes	28	29
Other long-term assets	25	25
	4,009	4,080
Total assets	$4,755	$4,823

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$280	$290
Due to affiliated companies	179	178
Income and other taxes payable	63	57
Current portion of provisions	1	2
Current maturities of long-term debt	120	122
	643	649
Non-current liabilities
Provisions	165	191
Long-term debt	1,593	1,628
Derivative liabilities	—	12
Deferred income taxes	285	290
Other long-term liabilities	19	16
	2,062	2,137
Total liabilities	2,705	2,786

Owners’ equity	2,050	2,037
Total liabilities and owners’ equity	$4,755	$4,823

TELUS International (Cda) Inc.
Condensed Interim Consolidated Statements of Cash Flows
(unaudited)

	Three months
Periods ended March 31 (millions)	2024	2023
OPERATING ACTIVITIES
Net income	$28	$14
Adjustments:
Depreciation and amortization	79	79
Interest expense	35	33
Income tax expense (recovery)	9	(2)
Share-based compensation	1	14
Changes in business combination-related provisions	(29)	—
Change in market value of derivatives and other	(6)	1
Net change in non-cash operating working capital	11	(50)
Income taxes paid, net	(2)	(9)
Cash provided by operating activities	126	80

INVESTING ACTIVITIES
Cash payments for capital assets	(22)	(14)
Cash payments for acquisitions, net	(3)	(850)
Cash used in investing activities	(25)	(864)

FINANCING ACTIVITIES
Shares issued	1	1
Withholding taxes paid related to net share settlement of equity awards	(2)	(1)
Long-term debt issued	45	963
Repayment of long-term debt	(94)	(137)
Interest paid on credit facilities	(24)	(26)
Cash (used in) provided by financing activities	(74)	800

Effect of exchange rate changes on cash and cash equivalents	—	1

CASH POSITION
Increase in cash and cash equivalents	27	17
Cash and cash equivalents, beginning of period	127	125
Cash and cash equivalents, end of period	$154	$142

Non-GAAP reconciliations
(unaudited)

	Three Months Ended March 31
(millions, except percentages)	2024	2023
Revenue, as reported	$657	$686
Foreign exchange impact on current period revenue using prior comparative period's rates	(2)	10
Revenue on a constant currency basis	$655	$696
Revenue growth	(4)%	15%
Revenue growth on a constant currency basis	(5)%	16%

	Three Months Ended March 31
(millions, except per share amounts)	2024	2023
Net income	$28	$14
Add back (deduct):
Acquisition, integration and other	7	16
Amortization of purchased intangible assets	42	44
Interest accretion on written put options	3	3
Foreign exchange (gain) loss	(5)	1
Tax effect of the adjustments above	(10)	(15)
Adjusted Net Income	$65	$63
Adjusted Basic Earnings Per Share	$0.24	$0.23
Adjusted Diluted Earnings Per Share	$0.22	$0.23

	Three Months Ended March 31
(millions, except percentages)	2024	2023
Net income	$28	$14
Add back (deduct):
Acquisition, integration and other	7	16
Depreciation and amortization	79	79
Interest expense	35	33
Foreign exchange (gain) loss	(5)	1
Income tax expense (recovery)	9	(2)
Adjusted EBITDA	$153	$141
Net income margin	4.3%	2.0%
Adjusted EBITDA Margin	23.3%	20.6%

	Three Months Ended March 31
(millions)	2024	2023
Cash provided by operating activities	$126	$80
Less: capital expenditures	(19)	(15)
Free Cash Flow	$107	$65

As at (millions, except for ratio)	March 31, 2024	December 31, 2023

Outstanding credit facility	$1,436	$1,463
Contingent facility utilization	7	7
Liability related to provisions for written put options[1]	57	68
Cash balance[2]	(150)	(127)
Net Debt as per credit agreement	$1,350	$1,411
Adjusted EBITDA (trailing 12 months)	$594	$582
Adjustments required as per credit agreement	$(129)	$(84)
Net Debt to Adjusted EBITDA Leverage Ratio as per credit agreement	2.9	2.8
1 Reflects the undiscounted amount payable in cash on the estimated provisions for written put options arising from our acquisition of WillowTree.
2 Maximum cash balance permitted as a reduction to net debt, as per the credit agreement, is $150 million.

About TELUS International
TELUS International (NYSE & TSX: TIXT) designs, builds and delivers next-generation digital solutions to enhance the customer experience (CX) for global and disruptive brands. The company’s services support the full lifecycle of its clients’ digital transformation journeys, enabling them to more quickly embrace next-generation digital technologies to deliver better business outcomes. TELUS International’s integrated solutions span digital strategy, innovation, consulting and design, IT lifecycle including managed solutions, intelligent automation and end-to-end AI data solutions including computer vision capabilities, as well as omnichannel CX and trust and safety solutions including content moderation. Fueling all stages of company growth, TELUS International partners with brands across strategic industry verticals, including tech and games, communications and media, ecommerce and fintech, banking, financial services and insurance, healthcare, and others.

TELUS International’s unique caring culture promotes diversity and inclusivity through its policies, team member resource groups and workshops, and equal employment opportunity hiring practices across the regions where it operates. Since 2007, the company has positively impacted the lives of more than 1.2 million citizens around the world, building stronger communities and helping those in need through large-scale volunteer events and charitable giving. Five TELUS International Community Boards have provided $5.6 million in funding to grassroots charitable organizations since 2011. Learn more at: telusinternational.com.

TELUS International Investor Relations
Jason Mayr
(604) 695-3455
ir@telusinternational.com
TELUS International Media Relations
Ali Wilson
(604) 328-7093
media.relations@telusinternational.com